Exhibit 99.26

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Orla Mining Ltd. (the “Company”)
Suite 202 - 595 Howe Street
Vancouver, British Columbia

V6C 2T5

Item 2	Date of Material Change

March 26, 2020

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated by the Company on March 26, 2020 through Newswire and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On March 26, 2020, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Stifel Nicolaus Canada Inc. (“Stifel GMP”), pursuant to which the Underwriters (as defined below) agreed to buy, on a bought deal basis, 36,600,000 common shares of the Company (the “Common Shares”) at a price of C$2.05 (the “Offering Price”) per Common Share for gross proceeds to the Company of C$75,030,000 (the “Offering”). On March 30, 2020, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Stifel GMP, Desjardins Securities Inc., Paradigm Capital Inc. and Cormark Securities Inc. (together with Stifel GMP, the “Underwriters”) with respect to the Offering.

On April 3, 2020, the Company announced that it had closed the Offering and that the Underwriters had provided notice that the Over-Allotment Option would not be exercised.

Item 5	Full Description of Material Change

On March 26, 2020, the Company entered into an agreement with a syndicate of underwriters led by Stifel GMP, and on March 30, 2020, the Company entered into the Underwriting Agreement with respect to the Offering. Pursuant to the Underwriting Agreement, the Company granted the Underwriters an option, exercisable in whole or in part, at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,490,000 Common Shares sold under the Offering (the “Over-Allotment Option”) to cover over-allotments, if any, and for market stabilization purposes.

On April 3, 2020, the Company closed the Offering. A total of 36,600,000 Common Shares were sold at a price of C$2.05 per Common Share, for aggregate gross proceeds to the Company of C$75,030,000 and the Underwriters notified the Company that the Over-Allotment Option would not be exercised.

The net proceeds from the Offering will be used for the development and construction activities at the Camino Rojo Oxide Gold Project, projected payments related to the proposed layback agreement with Fresnillo plc, and for general corporate purposes (as more fully described in the prospectus supplement (the “Prospectus Supplement”) dated March 30, 2020).

The Common Shares were qualified for distribution pursuant to the Prospectus Supplement and a short form base shelf prospectus dated March 11, 2019, filed in each of the provinces and territories of Canada, except Québec, and offered and sold elsewhere outside of Canada on a private placement basis.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

Multilateral Instrument 61-101

Newmont Corporation (“Newmont”) and Agnico Eagle Mines Limited (“Agnico Eagle”) each subscribed for such number of Common Shares under the Offering so as to maintain their current ownership positions of approximately 18.4% and 9.4%, respectively.

Messrs. Jason Simpson, Jean Robitaille, George Albino, Chuck Jeannes and David Stephens and Ms. Elizabeth McGregor are directors or officers of the Company, and Newmont, Agnico Eagle and Mr. Pierre Lassonde are insiders of the Company, and subscribed for an aggregate of 16,600,900 Common Shares. Such participation in the Offering constitutes a related party transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Common Shares issued to such insiders did not result in a material change to their respective shareholdings. The Offering, including the participation of the insiders and issuance of Common Shares in connection therewith, was considered, and ultimately approved by the board of directors of the Company on March 30, 2020. The directors who participated in the Offering declared and disclosed their interest and did not vote on the matter. The Company is relying on the exemption from the formal valuation and minority approval requirements set out in sections 5.5(a) and 5.7(a) of MI 61-101 as the fair market value insofar as it relates to interested parties is not more than 25% of Orla’s market capitalization.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Etienne Morin at (604) 564-1852.

Item 9	Date of Report

DATED as of this 6th day of April, 2020.

Forward-looking Statements

This material change report contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the use of proceeds from the Offering, the results of exploration and planned exploration programs, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, including without limitation, assumptions that all approvals of the Offering will be obtained, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of preliminary economic assessments, drill results and the estimation of mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.